Exhibit 12

L-3 Communications Holdings, Inc.
and L-3 Communications Corporation
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2009		2008		2007		2006		2005
	(In millions, except ratio of earnings to fixed charges)

Earnings:
Income from continuing operations before income taxes	$1,386		$1,423		$1,165		$818		$791
Less: Net income attributable to noncontrolling interests	10		11		9		10		10

Income before income taxes after noncontrolling interests	$1,376		$1,412		$1,156		$808		$781
Add:
Interest expense	268		279		304		303		206
Amortization of debt expense	11		11		10		10		5
Interest component of rent expense	59		58		56		53		41

Earnings	$1,714		$1,760		$1,526		$1,174		$1,033

Fixed charges:
Interest expense	$268		$279		$304		$303		$206
Amortization of debt expense	11		11		10		10		5
Interest component of rent expense	59		58		56		53		41

Fixed charges	$338		$348		$370		$366		$252

Ratio of earnings to fixed charges	5.1	x	5.1	x	4.1	x	3.2	x	4.1x